Monthly Report - March, 2014

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        4,502,603       10,152,262
Change in unrealized gain (loss) on open          (4,181,458)      (3,553,078)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0            5,156
      obligations
   Change in unrealized gain (loss) from U.S.          11,567              376
      Treasury obligations
Interest Income 			               22,776           79,602
Foreign exchange gain (loss) on margin
      deposits 				                10,559         (80,754)
				                 ------------    -------------
Total: Income 				              366,047        6,603,564

Expenses:
   Brokerage commissions 		            1,338,058        4,162,582
   Management fee 			               35,066          107,956
   20.0% New Trading Profit Share 	                    0                0
   Custody fees 		       	               16,491           18,610
   Administrative expense 	       	              121,409          366,989
					         ------------    -------------
Total: Expenses 		                    1,511,024        4,656,137
Net Income(Loss)			   $      (1,144,977)        1,947,427
for March, 2014

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (276,993.268    $     6,983,399    263,928,168    270,911,567
units) at February 28, 2014
Addition of 		 	              0         40,500         40,500
36.715 units on March 1, 2014
Redemption of 		 	              0   (11,479,465)   (11,479,465)
(11,888.902) units on  March 31, 2014*
Net Income (Loss)               $         3,759    (1,148,736)    (1,144,977)
for March, 2014
         			   -------------   -------------   -----------


Net Asset Value at March 31, 2014
(265,222.772 units inclusive
of 81.691 additional units) 	      6,987,158    251,340,467    258,327,625
				  =============  ============= ==============


		GLOBAL MACRO TRUST March 2014 UPDATE
                      Year to Date     Net Asset
Series	  March ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1     (0.49)% 	   0.61%  $      959.08	  245,100.073 $   235,071,664
Series 2     (0.13)% 	   1.68%  $    1,134.78	      102.733 $       116,579
Series 3     (0.11)% 	   1.74%  $    1,145.86	   17,820.999 $    20,420,428
Series 4       0.05% 	   2.25%  $    1,236.47	    2,198.967 $     2,718,954

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, Co-chief Executive Officer
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					April 9, 2014
Dear Investor:


After a month of wide market swings, the Trust's trading results were essentially flat for the month. Fractional gains from trading currencies, agricultural commodities and equities were generally offset by fractional losses from trading interest rate, energy and metal futures.

Shifting perceptions about U.S. and Chinese growth prospects, about the future course of Federal Reserve monetary policy and about the impact of the Russia/Ukraine-Crimea situation kept markets off balance during March.

A weaker U.S. dollar led to gains from long positions in Aussie and New Zealand dollars, Brazilian reals, Mexican pesos, and Indian rupees. Long U.S. dollar trades against Russia and Turkey were also profitable. On the other hand, long euro, Swiss franc, Czech koruna and Swedish krona trades versus the dollar produced small losses. Non-dollar cross rate trading was slightly negative as the losses from long euro trades against the Australian, Turkish and South African units and from a long sterling/short Aussie trade outweighed the gain from a long New Zealand/short Canada trade. Turning to equity futures, long positions in U.S., Spanish, Indian, Dutch, South African, Canadian and Taiwanese stock futures were profitable. On the other hand, long positions in U.K., German, Japanese and Australian stock futures, as well as a short Chinese position, produced largely offsetting losses.

Long positions in corn, soybeans, soybean meal, cotton and livestock registered profits that outdistanced the loss from a short soybean oil trade.

Intimations from Chairman Yellen that the Fed could nudge interest rates up sooner than had been previously expected, together with more sanguine economic data from the U.K., Australia and Japan led to generally higher market interest rates. Consequently, long U.S., Aussie, Canadian, and Japanese note and bond positions generated small losses. In addition, short-term rates moved up and long positions in short-term instruments for Australia, Canada, the U.S., the U.K. and the Eurozone were unprofitable. On the other hand, long positions in French, Italian, and German notes and bonds, and the U.S. 30-year bond were profitable.

The losses from long positions in Brent crude oil, heating oil and London gas oil outweighed the gains from long WTI crude and RBOB gasoline positions. Trading of precious and industrial metals was fractionally unprofitable.

On an organizational note, Mark Fitzsimmons, senior vice president in business development and a senior principal with Millburn, has announced his intent to retire, effective July 1, 2014. As some of you may know, Mark has been in the investment industry for more than 40 years, of which more than 24 were here with Millburn. While Mark's responsibilities at Millburn will be reduced after July, he intends to stay involved with the firm and contribute in a number of ways through the end of 2014 at a minimum. Mark's day-to-day responsibilities will be handled by Dennis Newton, senior vice president in business development, and the rest of the Millburn business development team. Everyone at Millburn wishes Mark continued success in this next phase of his life.



  				 Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman